VBI Vaccines Applies its eVLP Platform in the Development of a Novel Vaccine Candidate to Prevent Zika Virus

CAMBRIDGE, MA (July 19, 2016) – VBI Vaccines Inc. (Nasdaq: VBIV) (TSX: VBV) (“VBI”) today announced that it has applied its clinical-stage eVLP Platform to the development of a novel vaccine candidate to prevent Zika virus (“Zika”) infection.

“The alarming rise of Zika, and the sharp increase in neurological disorders seen in affected areas, intensifies the need to develop a safe and effective vaccine capable of preventing Zika infection,” said Jeff Baxter, VBI’s President and CEO. “We are using our eVLP Platform, and the expertise gained in the development of our cytomegalovirus vaccine candidate, now in Phase I clinical trials, as we advance this important program. Between this Zika program and our Phase I Cytomegalovirus candidate, VBI’s pipeline now targets two of the most significant causes of serious birth defects.”

VBI’s eVLP Platform enables the development of enveloped virus-like particle (“eVLP”) vaccines that closely mimic the structure of viruses found in nature, but without the viral genome, potentially yielding safer and more potent vaccine candidates. eVLPs are highly customizable, which allows VBI to rationally design preventative or therapeutic vaccine candidates.

VBI is developing a bivalent Zika vaccine candidate consisting of E glycoprotein (found on the surface of Zika virus) and NS1 glycoprotein (secreted during Zika viral replication). During recent testing, VBI used a cell entry assay to confirm the presence of E glycoproteins on the surface of its Zika eVLPs; the conformation was found to be suitable for receptor binding and cell entry.

“Preclinical analytical testing suggests that our Zika eVLPs present target proteins in a shape that resembles the virus as it is found in nature, potentially allowing for a potent immune response,” said Dr. David E. Anderson, Ph.D., VBI’s Chief Scientific Officer. “We have begun testing in animal models to help validate the immunogenicity and protective potential of this approach.”

About Zika Virus

Zika is a flavivirus related to dengue, yellow fever, and West Nile. While the acute manifestations of Zika virus infection are typically mild, the disease has been associated with a number of neurological complications.1 There is scientific consensus that the Zika virus can cause congenital microcephaly, a condition where a child is born with a smaller than expected head due to abnormal brain development. Zika virus may also cause Guillain-Barrė syndrome (“GBS”), a disorder in which the body’s immune system attacks the nerves, leading to muscle weakness or, in severe cases, paralysis.

Zika is spread primarily through the bite of an infected Aedes species mosquito, but some evidence suggests that it may also be transmitted sexually or during childbirth.2 In February 2016, the World Health Organization (“WHO”) declared Zika a Public Health Emergency of International Concern (“PHEIC”), saying that the virus was “spreading explosively” in the Americas. There is currently no vaccine to prevent Zika infection.

To learn more about VBI’s Zika Vaccine Program, visit: http://www.vbivaccines.com/zika/

1 http://www.euro.who.int/en/health-topics/emergencies/zika-virus/news/news/2016/04/consensus-on-causal-link-

between-zika-and-neurological-disorders

2 https://www.cdc.gov/zika/transmission/index.html

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com

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About VBI Vaccines Inc.

VBI Vaccines Inc. (“VBI”) is a commercial-stage biopharmaceutical company developing a next generation of vaccines to address unmet needs in infectious disease and immuno-oncology. VBI’s first marketed product is Sci-B-Vac™, a hepatitis B vaccine that mimics all three viral surface antigens of the hepatitis B virus; Sci-B-Vac is approved for use in Israel and 14 other countries. VBI’s eVLP Platform technology allows for the development of enveloped (“e”) virus-like particle (“VLP”) vaccines that closely mimic the target virus to elicit a potent immune response. VBI is advancing a pipeline of eVLP vaccines, with lead programs in cytomegalovirus and glioblastoma multiforme. VBI is also advancing its LPV™ Thermostability Platform, a proprietary formulation and process that allows vaccines and biologics to preserve stability, potency, and safety. VBI is headquartered in Cambridge, MA with research operations in Ottawa, Canada and research and manufacturing facilities in Rehovot, Israel.

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VBI Contact

Perri Maduri, Communications Executive

Phone: (617) 830-3031 x124

Email: ir@vbivaccines.com

VBI Investor Contact

Nell Beattie

Director, Corporate Development and Investor Relations

Phone: (617) 830-3031 x128

Email: nbeattie@vbivaccines.com

Cautionary Statement on Forward-looking Information

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation (collectively, “forward-looking statements”) that may not be based on historical fact, but instead relate to future events, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. All statements other than statements of historical fact included in this release are forward-looking statements. Such forward-looking statements include, but are not limited to: the potential for safer and more potent vaccine candidates, including a Zika candidate.

Such forward-looking statements are based on a number of assumptions, including assumptions regarding the successful development and/or commercialization of the company’s products, including the receipt of necessary regulatory approvals; general economic conditions; competitive conditions; and changes in applicable laws, rules and regulations.

VBI cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and VBI has made assumptions and estimates based on or related to many of these factors.

Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on the company’s current expectations, and the company undertakes no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

VBI Vaccines Inc. | 222 Third Street, Suite 2241 | Cambridge, MA 02142 | 617-830-3031 | info@vbivaccines.com

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